UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 31, 2017

THE COMMUNITY FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Maryland	001-36094	52-1652138
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3035 Leonardtown Road, Waldorf, Maryland 20601

(Address of principal executive offices)

(301) 645-5601

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On July 31, 2017, The Community Financial Corporation (“TCFC”), the parent company of Community Bank of the Chesapeake (“Community Bank”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with County First Bank (“County First”), and Community Bank. Pursuant to the terms and subject to the conditions of the Merger Agreement, County First will merge with and into Community Bank, with Community Bank as the surviving bank (the “Merger”).

The Merger Agreement has been unanimously approved by the Boards of Directors of each of TCFC, Community Bank and County First. Subject to the approval of the Merger Agreement by County First’s shareholders, the receipt of all required regulatory approvals and the fulfillment of other customary closing conditions, the parties anticipate that the Transaction will close in the fourth quarter of 2017 or the first quarter of 2018.

At the effective time of the Merger, each outstanding share of County First common stock except for (i) dissenting shares and (ii) shares held, other than in a bona fide fiduciary or agency capacity or in satisfaction of a debt previously contracted, shall be converted into a number of shares of TCFC common stock and cash as follows:

(i) a fixed exchange ratio of 0.9543 of a share of TCFC common stock (the “Stock Consideration”);

(ii) $1.00 in cash (the “Cash Consideration”); and

(iii) a contingent amount of cash equal to up to $2.24 (the “Contingent Cash Consideration, collectively together with the Stock Consideration and the Cash Consideration, the “Merger Consideration”).

The amount of the Contingent Cash Consideration will range from $0 to $2.24 per share and will be determined in accordance with the terms of the Agreement by dividing the aggregate value of certain County First assets by the number of shares of County First common stock outstanding at the effective time of the Merger. The maximum aggregate Contingent Cash Consideration that may be paid in the Merger is $2,154,303.

County First has the right to terminate the Merger Agreement within the two day period following the fifth day prior to closing, if the (1) the average closing price for TCFC common stock over the 20 consecutive day period ending on such day is less than $29.9591, and (2) TCFC common stock shall have underperformed the Nasdaq Bank Index by more than 20%. If County First exercises this termination right, TCFC would have the right to increase the Cash Consideration to the extent required to avoid one of the foregoing thresholds from being triggered.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, TCFC will (i) increase the size of its Board of Directors to eleven (11) members; (ii) appoint one (1) current member of the County First Board of Directors, to be designated by TCFC after consultation with County First, to the TCFC Board of Directors to serve until the next annual meeting of shareholders and until his or her successor is elected and qualifies; and (iii) take appropriate steps to cause such member of the Board of Directors of County First to be nominated to stand for election at TCFC’s next annual meeting of shareholders to serve in the class of directors whose term expires at the 2021 annual meeting of shareholders. Additionally, TCFC will cause Community Bank to (i) increase the size of its Board of Directors to sixteen (16) members; (ii) appoint one (1) current member of the County First Board of Directors, to be designated by TCFC after consultation with County First, to the Board of Directors of Community Bank to serve until the next annual meeting of shareholders and until his or her successor is elected and qualifies; and (iii) take appropriate steps to cause such member of the Board of Directors of County First to be nominated to stand for election at Community Bank’s next annual meeting of shareholders to continue serving on the its Board of Directors.

The Merger Agreement contains customary representations and warranties from both TCFC and County First, each with respect to its and its subsidiaries’ businesses. Each party has also agreed to customary covenants, including, among others, covenants relating to the conduct of its business during the interim period between the execution of the Merger Agreement and the effective time of the Merger and County First’s obligation to call a meeting of its shareholders to adopt and approve the Merger Agreement. Subject to certain exceptions, County First has agreed to recommend that its shareholders adopt and approve the Merger Agreement. In addition, County First has agreed that, subject to certain exceptions, it will not, and will cause its subsidiaries and their representatives not to, solicit, initiate, encourage or take any action to facilitate (including by providing non-public information) any inquiries or proposals with respect to any acquisition proposals. The Merger Agreement provides certain termination rights for each of TCFC and County First, and further provides that if the Merger Agreement is terminated under certain circumstances, County First will be obligated to pay TCFC a termination fee equal to $1.5 million.

As described above, the consummation of the Merger is subject to customary closing conditions, including (i) receipt of the requisite approval of the County First shareholders, (ii) receipt of all required regulatory approvals, (iii) the absence of any law or order prohibiting the closing, (iv) the effectiveness of the registration statement to be filed by TCFC with the Securities and Exchange Commission (the “SEC”) with respect to the TCFC common stock to be issued in the Merger and (v) authorization for listing on the NASDAQ Capital Market of the shares of TCFC common stock to be issued in the Merger. In addition, each party’s obligation to consummate the Merger is subject to certain other customary conditions, including (a) the accuracy of the representations and warranties of the other party subject to certain materiality standards, (b) compliance in all material respects by the other party with its covenants and (c) receipt by such party of an opinion from such party’s counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Additionally, TCFC’s obligation to consummate the Merger is conditioned upon (x) dissenting shares of County First common stock not exceeding 10% of the outstanding shares of County First Common Stock, and (y) there not being more than 960,079 shares of County First common stock outstanding.

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The Merger Agreement includes customary representations, warranties and covenants of County First and TCFC made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and are not intended to provide factual, business or financial information about County First or TCFC. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or different from what a shareholder might view as material, may have been used for purposes of allocating risk between County First and TCFC rather than establishing matters as facts, may have been qualified by certain disclosures not reflected in the Merger Agreement that were made to the other party in connection with the negotiation of the Merger Agreement and generally were solely for the benefit of the parties to the Merger Agreement. Shareholders should read the Merger Agreement together with the other information concerning TCFC and County First that is publicly filed in reports and statements filed by TCFC with the SEC.

The foregoing description of the Merger Agreement is included to provide information regarding its terms and does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On July 31, 2017, TCFC and County First released a presentation to investors about the Merger. The presentation is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

The preceding information, as well as Exhibit 99.1 referenced therein, shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 8.01	Other Events.

On July 31, 2017, TCFC and County First issued a joint press release announcing the execution of the Merger Agreement pursuant to which County First will be merged with and into Community Bank, with Community Bank of the Chesapeake being the surviving entity.

A copy of the joint press release is attached hereto as Exhibit 99.2, and is incorporated by reference herein.

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Simultaneous with the execution of the Merger Agreement, TCFC entered into voting agreements with each of the directors (in their capacity as shareholders) of County First (collectively, the “County First Voting Agreements”), in which each such shareholder agreed, among other things, to vote the shares of County First common stock beneficially owned by such shareholder in favor of the Merger. In addition, each such shareholder has agreed to vote against any proposal made in competition with the Merger, as well as certain other restrictions with respect to the voting and transfer of such shareholder’s shares of County First common stock. The foregoing description of the County First Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the County First Voting Agreements, a form of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Forward-Looking Statements

Certain statements contained in this Report may not be based on historical facts and are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, those relating to The Community Financial Corporation, Community Bank of the Chesapeake’s and County First Bank’s future growth and management’s outlook or expectations for revenue, assets, asset quality, profitability, business prospects, net interest margin, non-interest revenue, allowance for loan losses, the level of credit losses from lending, liquidity levels, capital levels, or other future financial or business performance strategies or expectations. These forward looking statements may also include: management’s plan relating to the transaction; the expected completion of the transaction; the payment of any contingent cash consideration in the transaction; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the transaction; any statement of expectation or belief; projections related to certain financial metrics; and any statement of assumptions underlying the foregoing. These forward-looking statements may be identified by reference to a future period(s) or by the use of forward-looking terminology, such as “anticipate,” “estimate,” “expect,” “foresee,” “may,” “might,” “will,” “would,” “could” or “intend,” future or conditional verb tenses, and variations or negatives of such terms.

Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements to differ materially from our expectations of future results, performance or achievements, or industry results, expressed or implied by these forward-looking statements.

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In addition to factors previously disclosed in The Community Financial Corporation’s reports filed with the Securities and Exchange Commission including those we file with the SEC, including in our Annual Report on Form 10-K for the year ended December 31, 2016, and those identified elsewhere in this document, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: changes in The Community Financial Corporation’s and Community Bank of the Chesapeake’s operating or expansion strategy; availability of and costs associated with obtaining adequate and timely sources of liquidity; the ability to maintain credit quality; the effects of future economic, business and market conditions; weaker than anticipated market conditions in our primary market areas; changes in interest rates; governmental monetary and fiscal policies; changes in prices and values of real estate; legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by our regulators, including changes in the cost and scope of FDIC insurance; the failure of assumptions regarding the levels of non-performing assets and the adequacy of the allowance for loan losses; possible adverse rulings, judgments, settlements and other outcomes of pending litigation; the ability of Community Bank of the Chesapeake and County First Bank to collect amounts due under loan agreements; changes in consumer preferences; liquidity risks through an inability to raise funds through deposits, borrowings or other sources, or to maintain sufficient liquidity at The Community Financial Corporation separate from the Bank’s liquidity; volatility in the capital and credit markets; effectiveness of Community Bank of the Chesapeake’s interest rate risk management strategies; the ability to obtain regulatory approvals and meet other closing conditions to the transaction, including approval by County First Bank’s shareholders on the expected terms and schedule; delay in closing the transaction; difficulties and delays in integrating the County First Bank’s business or fully realizing cost savings and other benefits of the transaction in the expected timeframes, if at all; business disruption following the transaction; inflation; customer acceptance of Community Bank of the Chesapeake’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; and the introduction, withdrawal, success and timing of business initiatives.

You are cautioned not to place undue reliance on the forward-looking statements contained in this document in that actual results could differ materially from those indicated in such forward-looking statements, due to a variety of factors. Any forward-looking statement speaks only as of the date of this Report, and we undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date of this Report. Forward-looking statements regarding the transaction are based upon currently available information.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts, and may not reflect actual results.

Important Additional Information and Where to Find It

This communication is being made pursuant to and in compliance with Rules 165 and 425 of the Securities Act of 1933 and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. In connection with the proposed transaction, The Community Financial Corporation and County First Bank will file a proxy statement/prospectus as part of a registration statement on Form S-4 that The Community Financial Corporation will file with the SEC regarding the proposed transaction. Investors and security holders are urged to read the proxy statement/prospectus because it will contain important information about The Community Financial Corporation and County First Bank and the proposed transaction. The final proxy statement/prospectus will be mailed to shareholders of County First Bank. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents when filed with the SEC at the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus as well as other filings containing information about The Community Financial Corporation, may be obtained at the SEC’s website at http://www.sec.gov, when they are filed by The Community Financial Corporation. You will also be able to obtain these documents, when they are filed, free of charge, from The Community Financial Corporation at www.cbtc.com under the heading “About Us” and then under the Investor Relations menu. Copies of the proxy statement/prospectus can also be obtained, when it becomes available, free of charge, by directing a request to The Community Financial Corporation, Attn: Shareholder Relations 3035 Leonardtown Road, Waldorf, MD 20601 or by calling 240-427-1036, or to County First Bank, Attn: Karen Zamostny 202 Centennial Street, P. O. Box 2752, La Plata, MD 20646 or by calling (301) 934-2265.

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Participants in the Solicitation

The Community Financial Corporation and County First Bank and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of County First Bank in connection with the proposed transaction. Information about the directors and executive officers of The Community Financial Corporation and their ownership of The Community Financial Corporation common stock is set forth in the proxy statement for The Community Financial Corporation’s 2017 annual meeting of shareholders as filed with the SEC on Schedule 14A on March 30, 2017. Information concerning all of the participants in the solicitation will be included in the proxy statement relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC’s Web site at www.sec.gov and from The Community Financial Corporation’s website at www.cbtc.com.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of July 31, 2017, by and among The Community Financial Corporation and County First Bank

10.1	Form of Voting Agreement by and between The Community Financial Corporation and directors of County First Bank

99.1	Investor Presentation dated July 31, 2017

99.2	Press Release dated July 31, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 31, 2017	By:	/s/ William J. Pasenelli
William J. Pasenelli
President and Chief Executive Officer

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